

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 27, 2015

Via E-mail
Mark A. Denien
Executive Vice President and Chief Financial Officer
Duke Realty Corporation and Duke Realty Limited Partnership
600 East 96th Street, Suite 100
Indianapolis, IN 46240

> **Re:** **Duke Realty Corporation**
> **Form 10-K for the fiscal year ended December 31, 2014**
> **Filed February 20, 2015**
> **File No. 1-9044**
>
> **Duke Realty Limited Partnership**
> **Form 10-K for the fiscal year ended December 31, 2014**
> **Filed February 20, 2015**
> **File No. 0-20625**

Dear Mr. Denien:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

General

1. Please provide us with your Rule 3-09 significance test calculations for 2014. Additionally, please tell us how you determined the unconsolidated joint venture that sold an office tower in Atlanta, Georgia during 2014 was not significant under Rule 3-09.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Mark A. Denien
Duke Realty Corporation and Duke Realty Limited Partnership
May 27, 2015
Page 2

       In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3295 with any questions.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Staff Accountant